                   EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS SECOND QUARTER AND
YEAR-TO-DATE 2020 RESULTS

Kona packaged shipments increased 12% in the second quarter, despite COVID-19 impacts, driven by robust off-premise demand for Big Wave Golden Ale and new Spiked Island Seltzers

Portland, Ore. (Aug. 5, 2020) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, reported financial results for the second quarter and six months ended June 30, 2020 in a Form 10-Q filed with the Securities and Exchange Commission today.

Our second quarter performance reflects the continued impacts of the ongoing global pandemic, which forced the shut-down of on-premise bars and restaurants, including our brewpubs, for most of the quarter. Against this backdrop, we grew total company packaged shipments 13% over the second quarter last year, driven by strong growth among our core brands in package. Notably, packaged shipments for Kona grew 12% in the quarter, led by robust demand for Big Wave, which grew packaged shipments 15% over the second quarter last year. Kona’s second quarter growth also reflects the addition of new Spiked Island Seltzers, which launched in select test markets earlier this year, including California, where it already ranks in the top 5 brands for velocity.

“Acknowledging the evolving set of challenges facing our industry today, we are especially proud of Kona’s 12% increase in packaged shipments for the quarter. This achievement builds on the momentum we fueled through our marketing investments last year and further validates Kona’s relevance and resilience as a brand that more and more consumers trust during the pandemic,” said CBA CEO Andy Thomas. “Looking ahead at the balance of the year, we remain focused on our priorities, including the completion of our Kona brewery and combination with Anheuser-Busch.”

During the second quarter, we continued to actively manage financial health through cost control and tightened spend. While COVID-19’s continued negative effect in the on-premise and draft led to a 9.2% decrease in total company shipments on a year-to-date basis, our active management mitigated the impact of this volume de-leveraging on key business metrics, with beer gross margins decreasing only 570 basis points and beer revenue per barrel increasing by more than 1%, compared to the same six-month period last year. These efforts contributed to earnings per share of $0.05 for the first six months, representing an increase of $0.29 per share over the first half of 2019, which was adversely affected by the settlement of the Kona class action lawsuit.

“We’re pleased with our financial performance in the second quarter, which reflects a companywide focus on our core business while tightly managing spend in the face of continued uncertainty related to the pandemic,” said CBA Chief Financial and Strategy Officer Christine Perich. “These efforts have collectively contributed to sustained strong volume growth in the off-premise, while also achieving earnings per share of $0.05 for the first six months. On the people side, we continue to prioritize the health and safety of our teammates, partners and consumers as we closely monitor the evolving situation with COVID-19.”

In light of our pending combination with Anheuser-Busch (A-B), we have suspended the practice of holding investor conference calls and providing forward-looking guidance. As previously disclosed, following the approval by CBA shareholders, the proposed expanded partnership remains subject to the satisfaction of customary closing conditions, including receipt of requisite regulatory approvals. For more information on our second quarter performance, please refer to the Form 10-Q filing available on our investor relations website at https://investors.craftbrew.com/financial-information/sec-filings.

About Craft Brew Alliance
CBA is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers. Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Media and Investor Contact: Jenny McLean, Senior Communications Director, jenny.mclean@craftbrew.com

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